Exhibit 99.1

ProQR Therapeutics N.V. Press Release August 29, 2017

FINAL – FOR RELEASE

ProQR Completes Dosing of Cystic Fibrosis Patients in QR-010 Phase 1b Trial

Key Updates

•	Last patient received their final dose in the PQ-010-001 Phase 1b clinical trial of QR-010 in CF patients with the F508del mutation.

•	Top-line trial data are expected to be issued in a press release post-market close on Monday, September 25, 2017, followed by a conference call.

•	Adult CF patients have received a single dose or multiple doses in the trial conducted at 26 sites in Europe and North America.

LEIDEN, the Netherlands, August 29, 2017 — ProQR Therapeutics N.V. (Nasdaq: PRQR), today announced that dosing of cystic fibrosis patients in its Phase 1b clinical trial of QR-010 has been completed and top-line data are scheduled to be announced post-market close on Monday, September 25, 2017.

About the PQ-010-01 Phase 1b Clinical Trial

The PQ-010-001 study is a Phase 1b, 28-day, randomized, double-blind, placebo-controlled safety and tolerability trial, conducted in patients that have cystic fibrosis (CF) due to two copies of the F508del mutation (homozygotes). A total of 4 dose levels were studied: 6.25, 12.5, 25 and 50mg of QR-010 in solution per dose administered via inhalation. The study design consisted of 8 cohorts of 8 patients for a total of 64 patients. In each cohort, 6 patients received QR-010 and 2 patients received placebo. In cohorts 1-4, a single dose of QR-010 was administered, and in cohorts 5-8 twelve doses of QR-010 were administered over a 4-week period. Patients included in the study were adult patients with mild CF disease with a baseline predicted FEV1 value above 70%. The Phase 1b study is a first-in-human trial designed to primarily assess safety, tolerability and pharmacokinetics of QR-010. A number of exploratory efficacy endpoints are also being assessed including sweat chloride, weight gain, change in CFQ-R Respiratory Symptom Score and FEV1, however, the study is not powered for statistical significance on the exploratory efficacy endpoints.

“QR-010 has the potential to be an innovative RNA therapy for patients with CF due to the F508del mutation. Completion of the Phase 1b study is an important step in development, and builds upon the pre-clinical data and positive PQ-010-002 study where QR-010 demonstrated a direct effect on restoring CFTR function,” said Noreen R. Henig MD, Chief Medical Officer at ProQR. “We are grateful to the patients and the medical community who participated in this early trial. ProQR is committed to creating meaningful RNA therapies for patients with CF.”

Conference Call

Following the press release announcing top-line data, scheduled for post-market close on Monday, September 25, 2017, the Company will host a conference call and webcast. The details of the conference call will be included in the press release and posted to the Company’s website.

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000  |  info@proqr.com  |  www.proqr.com

About Cystic Fibrosis

Cystic fibrosis (CF) is the most common fatal inherited disease in the Western world and affects an estimated 65,000 patients worldwide. In people with CF, a defective CFTR gene causes a thick, buildup of mucus in the lungs, pancreas and other organs. In the lungs, the mucus clogs the airways and traps bacteria leading to infections, extensive lung damage and eventually, respiratory failure. There is no cure for CF. Disease manifestations lead to a shortened life expectancy with a median age of death of 30 years. Although over 1,900 CF-causing gene mutations have been identified, approximately 85% of all CF patients are affected by the F508del mutation. Among all CF patients, approximately 50% are homozygous for the F508del mutation.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The F508del mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. *Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010 and the clinical development and the therapeutic potential thereof, statements regarding our ongoing and planned discovery and development of product candidates, and statements regarding release of clinical data from our PQ-010-001 clinical trial. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000  |  info@proqr.com  |  www.proqr.com

Media Contact:

Sariette Witte

T: +31 6 2970 4513 (NL)

T: + 1 213 261 8891 (US)

pr@proqr.com

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000  |  info@proqr.com  |  www.proqr.com